                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934


                                  Culp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.05 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  230215 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Linda E. Ransom, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                           New York, New York 10019
                                (212) 259-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 17, 2001
             ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                        (Continued on following pages)
                              (Page 1 of 7 pages)

                                 SCHEDULE 13D


CUSIP No.  230215 10 5                         Page   2    of   7   Pages
           -----------                               ----     ----

--------------------------------------------------------------------------------
 1              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     George McFadden
                     ###-##-####
--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
 2                                                                      (b)[ ]

--------------------------------------------------------------------------------
              SEC USE ONLY
 3

--------------------------------------------------------------------------------
              SOURCE OF FUNDS
 4               OO

--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 [ ]
 5            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
       NUMBER OF                      SOLE VOTING POWER
        SHARES                  7
     BENEFICIALLY                        295,050
       OWNED BY            -----------------------------------------------------
         EACH
       REPORTING                8     SHARED VOTING POWER
        PERSON
         WITH                            565,750
                           -----------------------------------------------------

                                9     SOLE DISPOSITIVE POWER

                                         295,050
                           -----------------------------------------------------

                                10    SHARED DISPOSITIVE POWER

                                         565,750
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                 860,800
--------------------------------------------------------------------------------

 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                7.7%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
 14
                IN
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.
           --------------------

           This statement on Schedule 13D relates to shares of the Common Stock, par value $0.05 per share (the "Common Stock"), of Culp, Inc., a North Carolina corporation ("Culp"). The address of Culp's principal executive offices is 101
S. Main Street, High Point, North Carolina 27271.

Item 2.    Identity and Background.
           ------------------------

           This statement on Schedule 13D is filed on behalf of George McFadden. Mr. McFadden's principal occupation is general partner of McFadden Brothers L.P., the principal business of which is investments. Mr. McFadden's business address, and the address of the principal office of McFadden Brothers L.P., is 745 Fifth Avenue, Suite 1400, New York, New York 10151.

           During the last five years, Mr. McFadden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McFadden is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

           On January 11, 2001, Mr. McFadden purchased in ordinary brokerage transactions on Nasdaq 65,000 shares of the Common Stock of Culp for an average purchase price per share of $2.5433 or an aggregate of $165,314.50.

           On January 16, 2001, Mr. McFadden purchased in ordinary brokerage transactions on Nasdaq an additional 800 shares for an average purchase price per share of $2.8125 or an aggregate of $2,250.

           On January 17, 2001, Mr. McFadden purchased 200,000 shares, Carol O. McFadden, Mr. McFadden's wife, purchased 20,000 shares, and each of John H. McFadden, Mr. McFadden's brother, Lesley Taylor, Mr. McFadden's former wife, a trust for the benefit of Elizabeth Cutting McFadden, Mr. McFadden's daughter, and a trust under the will of Alexander B. McFadden, Mr. McFadden's father, each purchased 100,000 shares, in each case, in ordinary brokerage transactions on Nasdaq for an average price per share $3.4395 or an aggregate of $2,132,490.

           On January 24, 2001, Mr. McFadden purchased 29,250 shares and each of Carol O. McFadden, John H. McFadden, Lesley Taylor, the trust for the benefit of Elizabeth Cutting McFadden and the trust under the will of Alexander B. McFadden each purchased 29,150 shares, in each case in ordinary brokerage transactions on Nasdaq for an average price per share of $3.75 or an aggregate of $656,250.

                               Page 3 of 7 Pages

           All of the purchases were made by the purchasers using their personal or trust funds.

Item 4.    Purpose of the Transaction.
           ---------------------------

           The purchases of shares of the Common Stock of Culp reported herein were made to acquire an equity interest in Culp as an investment. Mr. McFadden may from time to time, depending upon market conditions, the state of affairs of Culp and of the businesses in which it is engaged and other factors, acquire additional shares of the Common Stock of Culp, subject to applicable laws and to the availability of shares at prices deemed favorable by Mr. McFadden. Alternatively, Mr. McFadden may dispose of shares of the Common Stock of Culp. Mr. McFadden will continue to consider his equity interest in Culp and reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

           Except as set forth above, Mr. McFadden has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

           (a) As a result of the purchases described in Item 3 above, Mr. McFadden beneficially owns 860,800 shares of the Common Stock of Culp, or approximately 7.7% of the 11,208,720 outstanding shares of Common Stock of Culp, as reported in the Form 10-Q of Culp for the quarterly period ended October 29, 2000.

           (b) Mr. McFadden has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, 295,050 shares of the Common Stock of Culp.

           Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose or direct the deposition of, a further 565,750 shares of the Common Stock of Culp, as follows. Mr. McFadden serves as co-trustee of a trust under the will of Alexander B. McFadden, deceased, which holds 129,150 shares. Mr. McFadden also serves as co-trustee of a trust dated September 22, 1971 for the benefit of Elizabeth Cutting McFadden which holds 129,150 shares. Mr. McFadden's wife, Carol O. McFadden, holds 49,150 shares. Mr. McFadden has been granted the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of 129,150 shares held by his brother John H. McFadden and 129,150 shares held by his former wife Lesley Taylor. Information with respect to the foregoing persons is set forth in Appendix I hereto.

           Mr. McFadden disclaims beneficial ownership of all shares of Common Stock of Culp reported herein other than those which he owns directly and those held by the trust under the will of Alexander B. McFadden, deceased, of which he is beneficiary.

                               Page 4 of 7 Pages

           (c) Except as described herein, neither Mr. McFadden nor, to the best knowledge of Mr. McFadden, any person listed in Appendix I hereto, has acquired or disposed of any shares of Common Stock of Culp during the past 60 days.

           (d) No person other than Mr. McFadden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Culp disclosed in Item 5(a) hereof, except as described in Item 5(b) hereof.

           (e)      Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

           Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McFadden and any other person with respect to any of the securities of Culp, including, but not limited to, any contract, arrangement, understanding or relationship relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.
           ---------------------------------

           Not Applicable.

                               Page 5 of 7 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 2001

                              /s/ George McFadden
                        -------------------------------------
                                  George McFadden

                               Page 6 of 7 Pages

                                  APPENDIX I

           Set forth below is information with respect to the persons with whom Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose of or direct the deposition of, certain shares of the Common Stock of Culp. All of the natural persons listed below are citizens of the United States of America. To the best knowledge of Mr. McFadden, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


NAME

Mellon Bank Corporation, co-trustee under                              Organized in the Commonwealth
  the will of Alexander B. McFadden,                                   of Pennsylvania
  deceased                                                             1735 Market Street
                                                                       Philadelphia, Pennsylvania 19101
                                                                       (Banking)

Alexander Cushing, co-trustee under the will                           Chairman Squaw Valley Corp.
  of Alexander B. McFadden, deceased                                   1960 Squaw Valley Road
                                                                       Olympic Valley, California 96146
                                                                       (Recreational facilities)

Carol O. McFadden                                                      Homemaker

John H. McFadden                                                       Partner
                                                                       McFadden, Pilkington & Ward
                                                                       City Tower
                                                                       40 Basinghall Street
                                                                       London
                                                                       England EC2V 5DE (Law firm)

Lesley Taylor                                                          Homemaker

                               Page 7 of 7 Pages